Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-291561

January 13, 2026

PRICING TERM SHEET

Triton Container International Limited and

TAL International Container Corporation

each a wholly owned subsidiary of

Triton International Limited

$600,000,000 5.150% Senior Notes due 2033

Guaranteed by Triton International Limited

Issuers:	Triton Container International Limited and TAL International Container Corporation

Guarantor:	Triton International Limited

Ranking:	Senior Unsecured

Expected Ratings*:	S&P: BBB (stable) / Fitch: BBB- (stable)

Maturity:	February 15, 2033

Aggregate Principal Amount:	$600,000,000

Coupon:	5.150%

Offering Price:	99.755%, plus accrued interest, if any, from the Settlement Date

Net proceeds to the Issuers:	99.130% / $594,780,000 (after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuers)

Benchmark Treasury:	UST 3.875% due December 31, 2032

Benchmark Treasury Yield:	3.941%

Spread to Benchmark Treasury:	+125 bps

Yield to Maturity:	5.191%

Interest Payment Dates:	February 15 and August 15, beginning August 15, 2026

Record Dates:	February 1 and August 1

Optional Redemption:	In whole or in part, at any time and from time to time prior to December 15, 2032 (the date that is two months prior to their maturity) (the “Par Call Date”), at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes mature on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. At any time on or after the Par Call Date, the Issuers may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Settlement Date**:	January 21, 2026 (T+5)

CUSIP/ISIN:	89681L AC6 / US89681LAC63

Denominations:	$2,000 / $1,000

Joint Book-Running Managers:	BofA Securities, Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC Citizens JMP Securities, LLC Truist Securities, Inc.

Co-Managers:	Brookfield Securities LLC*** Citigroup Global Markets Inc. ICBC Standard Bank Plc M&T Securities, Inc. Academy Securities, Inc. U.S. Bancorp Investments, Inc.

Capitalized terms used and not defined herein have the meanings assigned in the Issuers’ Preliminary Prospectus Supplement, dated January 13, 2026, and related base prospectus (together, the “Preliminary Prospectus”).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the date of delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

***

Brookfield Securities LLC, a co-managing underwriter of the Notes, is an affiliate of the Issuers, and therefore has a “conflict of interest” as defined in Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Therefore, this offering is being conducted pursuant to FINRA Rule 5121, and Brookfield Securities LLC will not confirm sales to discretionary accounts without prior specific written approval. However, the appointment of a “qualified independent underwriter” is not required under FINRA Rule 5121 because the FINRA member primarily responsible for managing this offering does not have a “conflict of interest” and meets certain other requirements under such rule.

Affiliates of certain of the underwriters are agents and/or lenders under the Issuers’ credit facility and therefore will receive net proceeds from this offering since the Issuers are applying a portion of the net proceeds from this offering to repay outstanding borrowings under the revolving credit tranche of the Issuers’ credit facility. To the extent any one underwriter, together with its affiliates, receives more than 5% of the net proceeds of this offering, such underwriter would be considered to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering because the offering is of a class of securities that are investment grade rated. No affected underwriter will confirm sales to any account over which it exercises discretionary authority without the prior written consent of the account holder.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

The Issuers and Triton International Limited (the “Company”) have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the Issuers and the Company have filed with the SEC for more complete information about the Issuers, the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1332, MUFG Securities Americas Inc. at 1-877-649-6848, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER ELECTRONIC MESSAGING SYSTEM.